Exhibit 1.1

Chief Financial Officer Radware Ltd.
Meir Moshe
Tel: +972-3 766-8610

Corporate Relations Radware Inc. Joyce Anne Shulman Tel: +1 201 785 3209 ir@radware.com

For Immediate Release
Radware Reports Results of Annual General Meeting
and Changes in Radware's Board of Directors

TEL AVIV, ISRAEL — October 6, 2010. Radware (NASDAQ: RDWR), a leading provider of integrated application delivery solutions for business-smart networking, today announced that at its Annual General Meeting of Shareholders held yesterday, October 5, 2010, all of the items on the agenda were voted upon and approved by the Company’s shareholders including changes in its Board of Directors. As such, Prof. Yair Tauman has been elected as an external director of the Board, effective immediately, replacing Mr. Colin Green, who is stepping down due to other business obligations.

Prof. Yair Tauman, 62, has been the Dean of the Arison School of Business in the Interdisciplinary Center (IDC) in Herzliya, Israel since January, 2010. He is also a Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the Board of Directors of several companies from different sectors including online auctions, financial information, education and IT, one of which is traded on the London Stock Exchange. Prof. Tauman obtained his Ph.D. and M.Sc. in mathematics as well as a B.Sc. in mathematics and statistics – all from The Hebrew University of Jerusalem.

About Radware

Radware (NASDAQ:RDWR), a global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.